AB 3/7

08028446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

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SEC FILE NUMBER
8-48462

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BANIF SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
40 WALL STREET, 33RD FLOOR
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD J. KAILER **(212) 487-1860**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
HAFT & GLUCKMAN CPAs LLP
(Name – *of individual, state last, first, middle name*)

317 MADISON AVENUE, SUITE 912	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Banif Securities, Inc.

Financial Statements
December 31, 2007

Banif Securities, Inc.

Contents

HAFT & GLUCKMAN

CERTIFIED PUBLIC ACCOUNTANTS LLP

317 MADISON AVENUE
SUITE 912
NEW YORK, N.Y. 10017

TELEPHONE
(212) 490-2120
FAX
(212) 286-8858
hg@haftgluckman.com

Independent Auditor's Report

To the Board of Directors
Banif Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Banif Securities, Inc. as of December 31, 2007, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banif Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haft & Gluckman LLP

HAFT & GLUCKMAN
Certified Public Accountants LLP

February 27, 2008
New York, N.Y.

Banif Securities, Inc.

Statement of Financial Condition
December 31, 2007

ASSETS		
Cash and cash equivalents	$	136,471
Due from clearing agent		529,792
Receivable from broker-dealers		415,745
Securities owned, at market value		1,407,000
Prepaid expense		38,083
Furniture and equipment, less accumulated depreciation of $119,566		33,284
Other assets		2,111,238
TOTAL ASSETS	**$**	**4,671,613**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	38,630
Income tax payable		3,862
TOTAL LIABILITIES		42,492
Stockholder's Equity		
Preferred stock, par value of $0.01; 2,000 shares authorized, none issued		-
Common stock – no par value; 3,100 shares authorized, issued and outstanding		130
Additional paid-in capital		7,032,577
Accumulated deficit		(2,403,586)
TOTAL STOCKHOLDER'S EQUITY		4,629,121
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**4,671,613**

The accompanying notes are an integral part of the financial statements.

Banif Securities, Inc.

Statement of Operations
For the Year Ended December 31, 2007

REVENUES		
Commission income	$	1,350,449
Trading profit, net		265,361
Dividend and interest income, net		105,441
Other income		1,746,390
Total Revenue		3,467,641
EXPENSES		
Employee compensation and benefits		1,622,890
Floor brokerage, exchange and clearance fees		137,012
Professional fees		158,709
Occupancy and floor space		174,718
Communications and data processing		67,829
Other operating expenses		818,957
Total Expenses		2,980,115
Net income before income taxes		487,526
Provision for income taxes		14,262
Net Income	**$**	**473,264**

The accompanying notes are an integral part of the financial statements.

Banif Securities, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	473,264
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		29,584
Net changes in:		
Due from clearing agent		(418,382)
Receivable from broker-dealers		(221,143)
Prepaid expenses		(5,079)
Other assets		241,331
Accounts payable and accrued expenses		10,170
Income tax payable		(15,713)
Total adjustments		(379,232)
Net cash provided by operating activities		94,032
Cash flows from investing activities:		
Sale of marketable securities		94,800
Purchase of equipment		(1,009)
Net cash provided by investing activities		93,791
Cash flows from financing activities:		
Dividend paid		(87,393)
Net cash provided by financing activities		(87,393)
Net increase in cash and cash equivalents		100,430
Cash and cash equivalents, beginning of year		36,041
Cash and cash equivalents, end of year	**$**	**136,471**

Supplementary disclosure of cash flow information:		
Cash payments for income taxes	$	25,532
Cash payments for interest		-

The accompanying notes are an integral part of the financial statements.

Banif Securities, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock				
	Issued and outstanding	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2007	3,100	$ 130	$ 7,119,970	$ (2,876,850)	$ 4,243,250
Net income			-	473,264	473,264
Dividend paid			(87,393)		(87,393)
Balance, December 31, 2007	3,100	$ 130	$ 7,032,577	$ (2,403,586)	$ 4,629,121

The accompanying notes are an integral part of the financial statements.

1. Nature of Business

Banif Securities, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD), now the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned-subsidiary of Banif Securities Holdings, Ltd. (the "Parent"), a Cayman Islands company, which is part of the Banif Group headquartered in Portugal.

The Company provides securities brokerage services to institutional investors and affiliates.

2. Significant Accounting Policies

Basis of Accounting

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue Recognition

The Company receives commission income in accordance with the terms of an agreement with its clearing agent. This arrangement is further described in Note 3. Commission income and related expenses are recognized on a trade date basis.

2. Significant Accounting Policies – cont'd

Cash and Cash Equivalents

The Company considers all money market instruments with original maturities of three months or less (other than purchases for inventory) to be cash equivalents.

Depreciation

Depreciation of equipment is provided for by the straight-line method over estimated useful lives.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. Significant Accounting Policies – cont'd

Fair Value

The financial instruments of the Company are reported in the Statement of Financial Condition at market or fair value, or at carrying amounts that approximate fair value.

3. Transactions with Clearing Agents and Broker-Dealers

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company and requires the Company to maintain a minimum deposit of $100,000. Amounts due from the clearing agent consist primarily of the required deposit and trading account balances.

Amounts receivable from broker-dealers consist primarily of commissions receivable.

4. Securities Owned

Securities owned consist of $1,500,000 fixed rate corporate debt maturing in 2015 with a market value of $1,407,000 on December 31, 2007. This security is maintained with the clearing broker dealer as a required deposit for trading activity.

5. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2007:

Furniture	$ 3,950
Equipment	148,900
Total	152,850
Less: Accumulated depreciation	(119,566)
Net furniture and equipment	$ 33,284

Depreciation expense for the year ended December 31, 2007 is $29,584.

6.	**Other Assets**	Other assets include accounts receivable of $2,091,342 from affiliated entities.
7.	**Rentals Under Operating Leases**	The Company conducts its operations from leased office facilities in New York City under a non-cancelable operating lease, which expires in August 2012 (minimum future rental payments at December 31, 2007 is approximately $800,000). The lease for office space is subject to escalation for the Company's proportionate share of increases in real estate taxes and operating expenses. The Company also has entered into a month-to-month lease agreement with a related party for an office space in Miami. Total rent expense for the New York and Miami office for the year ended December 31, 2007, amounted to $174,718.
8.	**Income Taxes**	The Company has experienced losses in previous years. As a result, in 2007 the Company was required to pay its federal tax on alternative minimum tax and its state and local taxes on the basis of income and capital. The Internal Revenue Code allows net operating losses ("NOLs") to be carried forward and applied against future profits for a period of twenty years. At December 31, 2007, NOL carryforwards were available to the Company, totaling approximately $2,270,000. The potential tax benefit of the NOLs has been recognized on the books of the Company, but offset by a valuation allowance. If not used, the Federal carryforward will expire $28,000 in 2023, $892,000 in 2024 and $1,350,000 in 2025.

8. Income Taxes – cont'd

Under Statement of Financial Accounting Standards No. 109, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized.

The Company has recorded a full valuation allowance on its deferred tax assets as follows:

	Federal	State & Local
Deferred tax asset	$ 671,000	$ 298,000
Valuation allowance	(671,000)	(298,000)
Net deferred tax asset	$ -	$ -

9. Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of the payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and determine that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains its cash in an operating account at financial institutions, which often exceeds Federally insured limits. In addition, the Company's clearing broker holds substantially all of the Company's securities and significant amounts of cash owed to the Company from time to time. The Company does not believe that there is any substantial risk relating thereto.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c-3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $2,287,359, which exceeded the required regulatory net capital by $2,187,359. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2007 was 0.02 to 1.

11. Employee Benefits

The Company has a 401(k) profit sharing plan for the benefit of all eligible employees. Employees may make tax deferred contributions subject to limitations under U.S. tax laws. Under the plan, the Company may make matching contributions, non-elective or discretionary contributions and other required minimum contributions. During 2007, the Company made matching contributions in the amount of $34,256.

12. Related Party Transactions

During 2007, the Company assisted its Parent and entities controlled by its Parent with customer and business referrals. The Company recorded fixed commission income of $322,379, other income of $350,000 and advisory fees of $1,500,000 for transactions with affiliates and their customers. In addition, the Company paid rent of $44,000 to an affiliated entity.

In the fourth quarter of 2007 the company paid $87,393 to a related party, which is being treated as a dividend to the Parent out of paid-in-capital.

Supplemental Schedule

Banif Securities, Inc.

Schedule I- Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission For the Year Ended December 31, 2007

NET CAPITAL

Total Stockholder's equity as of December 31, 2007			$	4,629,121
Less non-allowable assets:				
Prepaid expenses	$	38,083		
Furniture and equipment		33,284		
Other assets		2,111,238		
Total non-allowable assets				2,182,605
Net capital before haircuts on securities positions				2,446,516
Haircuts:				
Other securities				139,142
Other – F/X exposure				20,015
Total Haircuts				159,157
Net capital			$	2,287,359

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Total Aggregate indebtedness	$	42,492
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Excess net capital	$	2,187,359
Ratio of aggregate indebtedness to net capital		0.02 to 1

There are no material differences between the net capital computation on the Company's unaudited Focus Report Part IIA and the computation reflected above.

HAFT & GLUCKMAN
CERTIFIED PUBLIC ACCOUNTANTS LLP

317 MADISON AVENUE
SUITE 912
NEW YORK, N.Y. 10017

TELEPHONE
(212) 490-2120
FAX
(212) 286-8858
hg@haftgluckman.com

Supplementary Report of Independent Auditor's on Internal Control

To the Board of Directors
Banif Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and the supplemental schedule of Banif Securities, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in United States of

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haft & Gluckman LLP

HAFT & GLUCKMAN
Certified Public Accountants LLP

February 27, 2008
New York, N.Y.

END